SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

. 0><}100{>São Paulo, April 20, 2021.

Securities and Exchange Commission of Brazil (CVM)

Re.: Official Letter 82/2021/CVM/SEP/GEA-1 - Request for clarifications on news report

Dear Sirs,

We refer to Official Letter 82/2021/CVM/SEP/ GEA-1 ("Official Letter") dated April 19, 2021, transcribed below, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding the following news report published in the broadcast column of the newspaper “O Estado de São Paulo” on April 18, 2021, entitled “Fundo soberano Mubadala quer controle da Braskem” [Sovereign wealth fund Mubadala wants control of Braskem], which contains the following statements:

Mubadala, the UAE sovereign wealth fund, is already negotiating with Odebrecht, renamed Novonor, to acquire its 50.1% interest in Braskem. The sale of interest, furnished as guarantee for the loans taken by the group, is envisaged in Odebrecht's court-supervised reorganization plan.

In this regard, we request that the company confirm the veracity of the news report and, if affirmative, explain the reasons why it was not the subject-matter of a material fact notice and provide any other information deemed relevant on the topic.

In this regard, Braskem clarifies to the market that:

(a) on August 7, 2020, the Company was informed by Novonor S.A. – Under Court-Supervised Reorganization (“Novonor”), formerly known as Odebrecht S.A., that it was launching preparations to structure a private divestment of up to its entire shareholding interest in the Company (M&A), in compliance with the commitments undertaken towards its bankruptcy and other creditors. This information was disclosed by Braskem through a Material Fact notice the same day.

(b) when questioned by the Company, Novonor clarified the following: “On August 7, 2020, Novonor informed Braskem S.A. (“Braskem”) that it was launching preparations to structure a private divestment of up to the entire shareholding interest held by the Novonor Group in Braskem (M&A), in compliance with the commitments undertaken towards its bankruptcy and other creditors, which was disclosed by Braskem through a Material Fact notice the same day. Since then, Novonor has been taking steps to prepare and kickstart the M&A process, which include the hiring of legal and financial advisors, establishment of a data room and the preparation of materials. The M&A process is in the preliminary stages and Novonor has, through its advisors, contacted investors who may be interested in the transaction, but there are no specific or advanced discussions with any investor in particular.”

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.